UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2019

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities Market legislation, hereby communicates the following:

RELEVANT INFORMATION

Fitch Ratings (Fitch) has upgraded BBVA’s senior preferred debt long term rating to A from A-. In the same rating action, the agency has affirmed BBVA’s long and short term Issuer Default Rating at A- with negative outlook and F2, respectively.

Fitch has also taken the following actions over other BBVA’s ratings:

•	Upgraded senior preferred debt short term rating and commercial paper to F1 from F2.

•	Upgraded Derivative Counterparty Rating to A(dcr) from A-(dcr).

•	Assigned long-term deposit rating at A.

•	Assigned short-term deposit rating at F1.

Madrid, July 4th 2019

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: July 04, 2019	By:	/s/ Gloria Couceiro Justo
	Name:	Gloria Couceiro Justo
	Title:	Investor Relations Manager